UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Executive Changes

On May 20, 2026, ReTo Eco-Solutions, Inc. (the “Company”) made the following executive changes that became effective immediately.

Mr. Johnny Tiong Sie Wei, currently a director of the Company, has been appointed to serve as the Chief Executive Officer of the Company. Mr. Guangfeng Dai stepped down as Chief Operating Officer and President but will remain as the Chairman of the board. Mr. Xinyang Li will remain as a director and transition from the role of Chief Executive officer into President and Chief Operating Officer of the Company.

In connection with his appointment, Mr. Wei entered into a labor contract with the Company and Beijing ReTo Hengda Technology Co., Ltd., a subsidiary of the Company, for a term of two years (the “Johnny Wei Labor Contract”). The Johnny Wei Labor Contract provides for a base salary of RMB420,000 annually and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. The Johnny Wei Labor Contract may be terminated in accordance with the Labor Contract Law of the People’s Republic of China and relevant local regulations in Beijing. The foregoing description of Johnny Wei Labor Contract is only a summary of the material terms and does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Johnny Wei Labor Contract, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Both Mr. Dai and Mr. Li continue to be party to their respective employment agreements with the Company, as amended, under substantially similar terms, despite changes in their roles and responsibilities.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3 (File No. 333-282314), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8 (File No. 333-280119), and (iv) the registration statement on Form S-8 (File No. 333-293215) of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1+	Johnny Wei Labor Contract

+	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
	Name:	Xinyang Li
	Title:	President and Chief Operating Officer

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